Exhibit 99.3

Investment in Bona Film Group to Be Held by 21st Century Fox Following Separation of Businesses by News Corporation

BEIJING — July 24, 2013 — Bona Film Group Limited (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that the 19.9% equity stake in the Company originally purchased in May 2012 by News Corporation will now be held by 21st Century Fox following News Corp.’s separation of its businesses into two independent publicly-traded companies.

Dr. Jack Q. Gao will continue to serve on the Company’s Board of Directors as a representative of 21st Century Fox.

“News Corp. has been a valuable partner for us since they first made a strategic investment in Bona last year, and their insight has contributed immeasurably to the position in which we find ourselves today. I am pleased that we will be able to continue this relationship under the 21st Century Fox banner,” said Bona’s Founder, Chairman and CEO, Yu Dong. “As a dedicated media and entertainment company, I believe that the value of working with 21st Century Fox will be even greater than before and the cooperation between our companies can result in new levels of creative and financial success going forward. We are making progress on our first co-production, Moscow Mission, and are discussing several other potential projects that will effectively leverage our respective strengths. We are excited about these opportunities, grateful for 21st Century Fox’s continued support and look forward to our ongoing collaboration.”

Dr. Jack Q. Gao added, “Our investment in Bona represents an important financial and strategic asset through which we believe we can maximize the potential of the significant opportunity in the Chinese film market.”

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 20 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:

Ms. Lingzi Gui

Bona Film Group Limited

Tel: +86 10-5631-0700-398

ir@bonafilm.cn

In the U.S.:

The Piacente Group, Inc.
Investor Relations

Lee Roth
Tel: (212) 481-2050
bona@tpg-ir.com

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